UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of ________________________________________________November 2006

PORTRUSH PETROLEUM CORPORATION

(Name of Registrant)

1687 West Broadway #200, Vancouver, British Columbia  V6J 1X2

Executive Offices

1.  Press Releases:  11/14/2006; 11/21/2006, 12/5/2006

2.  Issuer Bid; Notice of Intention; dated 11/13/2006

3.   Unaudited Interim Financial Statements: Third Quarter Ended 9/30/2006

     Form 52-109FT2: CEO Certification of Interim Filings

     Form 52-109FT2: CFO Certification of Interim Filings

     Third Quarter Interim Financial Statements: Management’s Discussion

       and Analysis

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.                       Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                            ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                            ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

                                                            Yes ___     No xxx

Press Release

Source: Portrush Petroleum Corporation

Portrush announces share buy back program

Vancouver, November 14, 2006 – Portrush Petroleum Corporation (TSX-V: PSH, OTCBB: PRRPF) (http://www.portrushpetroleum.com) announced today that its board has decided to purchase up to 2,200,000 of its common shares over the next 12 months as part of a share buy back program through the facilities of the TSX Venture Exchange.

The Company has filed a notice of intention to undertake a normal course issuer bid with the British Columbia Securities Commission for up to 5% of the Company’s issued share capital (2,200,000 common shares) over a 12 month period commencing in not less than 5 days. The issuer bid is subject to the approval of the TSX Venture Exchange. The notice may be found on the Sedar web site.

In addition, the operator of the Mission River project, in which the Company holds a 10% working interest, has decided to proceed with a multi-well drilling program on the property. Portrush is waiting for the operator to release the results of a soon-to-be completed seismic program before additional drilling can commence.

In respect to the Lenox property in Michigan, the Company has received a report recommending drilling of a third well on this property. The Company is reviewing this proposal in addition to another proposal to develop a similar pinnacle reef project located in the province of Ontario.

The Company continues to review various gas storage projects and oil and gas exploration and development projects in eastern Canada and eastern United States.

CONTACT INFORMATION

Corporate

Mr. Allan McGirr

Telephone 604 696 2555

                  866 939 2555 info@portrushpetroleum.com

Investor Relations

AGORA Investor Relations http://www.agoracom.com/IR/Portrush  PSH@Agoracom.com

The TSX Venture Exchange has not reviewed this press release and has neither approved nor disapproved the information contained in this press release.

Press Release

Source: Portrush Petroleum Corporation

Portrush announces 3-D seismic field work completed.

Vancouver, November 21st, 2006 – Portrush Petroleum Corporation (TSX-V: PSH, OTCBB: PRRPF) (http://www.portrushpetroleum.com) announced today that the operator of the Mission River, Texas property has completed the field work on a 3-D seismic shoot. Additional drilling will commence on the property as soon as the data is processed.

The Company holds a 10% interest in the Mission River property and the seismic shoot covered the entire 620 acres. It is anticipated the seismic data will support the multi-well deep drilling program on the property. The information will be used to locate the wells and determine the optimum number of wells that will be required to drain the reservoir. To date two deep wells have been drilled and successfully placed on production.

The Company has filed a notice of intention to undertake a normal course issuer bid with the British Columbia Securities Commission for up to 5% of the Company’s issued share capital (2,200,000 common shares) over a 12 month period. The commencement date of the plan will be November 24th 2006.

In respect to the Lenox property in Michigan, the Company has received a report recommending drilling of a third well on this property. The Company is reviewing this proposal in addition to another proposal to develop a similar pinnacle reef project located in the province of Ontario.

About Portrush Petroleum Corporation:

For additional Portrush investor relations needs, investors are asked to visit the Portrush IR Hub at http://www.agoracom.com/IR/Portrush  where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to e-mail all questions and correspondence to PSH@agoracom.com  where they can also request addition to the investor e-mail list to receive all future press releases and updates in real time.

To find out more about Portrush Petroleum Corporation visit our website at  www.portrushpetroleum.com  or visit our Investor Relations site at http://www.agoracom.com/IR/Portrush

CONTACT INFORMATION

Corporate

Mr. Allan McGirr

Telephone 604 696 2555

                  866 939 2555

info@portrushpetroleum.com

Investor Relations

AGORA Investor Relations

http://www.agoracom.com/IR/Portrush

PSH@Agoracom.com

The TSX Venture Exchange has not reviewed this press release and has neither approved nor disapproved the information contained in this press release.

Tuesday December 5, 2006 Press Release

SOURCE: Portrush Petroleum Corporation

Portrush announces Scanio-Shelton No. 8

Vancouver, December 5, 2006 – Portrush Petroleum Corporation  (TSX- V :PSH, OTCBB:PRRPF) (http://www.portrushpetroleum.com) announced today that the operator of the Mission River, Texas property has finalized the location for the next deep test and anticipates drilling the well in early January utilizing a Patterson-UTI drilling rig capable of drilling to 8,500 feet with a 4” pipe.

The operator recently completed a 3-D seismic shoot on the property and has used the data to enhance the Scanio/Shelton No.8 location. Wellsite preparations will commence immediately.

The Company holds a 10% interest in the Mission River property and the seismic shoot covered the entire property of just over 700 acres. It is anticipated the seismic data will support a multi-well deep drilling program on the property after the completion of this well. The seismic information will be used to locate the wells and determine the optimum number of wells that will be required to drain the reservoir. To date two deep wells have been drilled and successfully placed on production. An upgrade of the pipeline gathering system is underway. This will allow an increase in the production capacity.

In respect to the Lenox property in Michigan, the Company has received a report recommending drilling of a third well on this property. The Company is reviewing this proposal in addition to another proposal to develop a similar pinnacle reef project located in the province of Ontario.

CONTACT INFORMATION

Mr. Allan McGirr

Telephone 604 696 2555

                 866 939 2555

info@portrushpetroleum.com

Investor Relations

AGORA Investor Relations

http://www.agoracom.com/IR/Portrush

PSH@Agoracom.com

The TSX Venture Exchange has not reviewed this press release and has neither approved nor disapproved the information contained in this press release.

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections.

ON BEHALF OF THE BOARD

Mr. Martin Cotter, President & Director

This is the form required under section 99 (f) of the Securities Act for a notice of intention.

BC FORM 62-901F (Previously Form 31)

Securities Act

NOTICE OF INTENTION TO MAKE AN ISSUER BID

ITEM 1 Name of Issuer: Portrush Petroleum Corporation

ITEM 2 Securities Sought: Up to 5% of the outstanding common shares (2,200,000 common shares)

ITEM 3 Time Period:       November 20, 2006 to November 20, 2007

ITEM 4 Method of Acquisition:  The purchases will be made through the facilities of the TSX Venture Exchange in accordance with the rules governing an exchange normal course issuer bid.

ITEM 5 Consideration Offered:   Cash

ITEM 6 Payment for Securities:  Normal Exchange settlement rules

ITEM 7 Reasons for Bid:  The Board of Directors of the Company is of the opinion that the Company’s shares are currently undervalued in the market place.

ITEM 8 Acceptance of Bid:

State the name of every director and every senior officer of the issuer who intends to accept the issuer bid: None and, where their intention to accept the bid is known after reasonable enquiry, state the names of

(a) every associate of every director and of every senior officer of the issuer;                                 None

(b) every person holding 10 per cent or more of any class of equity securities of the issuer; and   None

(c) every person acting jointly or in concert with the issuer who intends to accept the bid.              None

ITEM 9 Benefits from Bid:   N/A

ITEM 10 Material Changes in the Affairs of Issuer:

The operator of the Mission River project, in which the Company holds a 10% working interest, has decided to proceed with a multi-well drilling program on the property.  The Issuer is waiting for the operator to release the results of a soon-to-be completed seismic program before additional drilling can commence.

In respect to the Lenox property in Michigan, the Issuer has received a report recommending drilling of a third well on this property. The Issuer is reviewing this proposal in addition to another proposal to develop a similar pinnacle reef project located in the province of Ontario.

ITEM 11 Signature:

“Martin Cotter”

Martin Cotter, President

ITEM 12 Date of Notice: November 13, 2006.

`

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

NINE MONTH PERIOD ENDED

SEPTEMBER 30, 2006

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited consolidated financial statements for the period ended September 30, 2006.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	September 30, 2006	December 31, 2005
		(Audited)
ASSETS

Current
Cash and cash equivalents	$ 212,573	$ 189,546
Receivables	128,613	73,649
Prepaids	17,503	-

	358,689	263,195

Oil and gas properties (Note 3)	1,467,865	1,571,241

	$ 1,826,554	$ 1,834,436

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$ 33,343	$ 89,123
Due to related parties (Note 6)	-	16,571

	33,343	105,694

Future site restoration	10,494	10,494

	43,837	116,188

Shareholders' equity
Capital stock (Note 4)
Authorized
100,000,000 common shares without par value
Issued and outstanding
44,058,792 common shares (2005 – 43,433,792)	13,543,867	13,398,523
Contributed surplus (Note 4)	523,667	337,747
Deficit	(12,284,817)	(12,018,022)

	1,782,717	1,718,248

	$ 1,826,554	$ 1,834,436

Nature and continuance of operations (Note 2)

Subsequent events (Note 9)

On behalf of the Board:

“Martin Cotter”	Director	“Neil Iverson”	Director

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	Three Month Period Ended September 30, 2006	Three Month Period Ended September 30, 2005	Nine Month Period Ended September 30, 2006	Nine Month Period Ended September 30, 2005

REVENUE
Oil and gas revenue, net of royalties	$ 205,098	$ 173,355	$ 584,895	$ 478,169

DIRECT COSTS
Depletion	35,592	36,108	90,437	132,925
Operating expenses	69,059	52,115	204,474	214,875
Total direct costs	(104,651)	(88,223)	(294,911)	(347,800)

EXPENSES
Consulting and administration fees	2,816	524	20,069	35,024
Investor relations	28,191	6,316	62,583	24,183
Management fees – related party	20,049	18,000	60,667	54,000
Office and miscellaneous (recovery)	(659)	7,938	23,559	47,605
Professional fees	48,274	41,749	99,806	46,915
Shareholder costs	3,978	6,680	14,314	22,981
Stock-based compensation	33,114	2,876	237,514	2,876
Transfer agent and regulatory fees	1,829	3,256	17,708	22,643
Travel and promotion	3,342	-	10,287	-

Total expenses	(140,934)	(87,339)	(546,507)	(256,227)

Income (loss) before other items	(40,487)	(2,207)	(256,523)	(125,858)

OTHER ITEMS
Foreign exchange loss	-	-	(10,272)	-
Write-off of accounts payable	-	-	-	7,650

Total other items	-	-	(10,272)	7,650

Income (loss) for the period	(40,487)	(2,207)	(266,795)	(118,208)

Deficit, beginning of the period	(12,244,330)	(11,973,775)	(12,018,022)	(11,857,774)

Deficit, end of period	$ (12,284,817)	$ (11,975,982)	$ (12,284,817)	$ (11,975,982)

Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)

Weighted average number of shares outstanding	44,058,792	41,498,330	43,915,477	40,921,567

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	Three Month Period Ended September 30, 2006	Three Month Period Ended September 30, 2005	Nine Month Period Ended September 30, 2006	Nine Month Period Ended September 30, 2005

CASH FLOWS FROM OPERATING ACTIVITIES
Income (loss) for the period	$ (40,487)	$ (113,576)	$ (266,795)	$ (118,208)
Items not affecting cash:
Depletion	35,592	46,039	90,437	132,925
Stock-based compensation	33,114	-	237,514	2,876
Write-off of accounts payable	-	(7,650)	-	(7,650)

Changes in non-cash working capital items:
(Increase) decrease in receivables	49,732	58,661	(54,964)	14,554
(Increase) decrease in prepaids	21,415	-	(17,503)	5,625
Increase (decrease) in accounts payable and
accrued liabilities	(52,111)	(92,867)	(55,780)	(201,729)

Cash used in operating activities	47,255	(109,393)	(67,091)	(171,607)

CASH FLOWS FROM FINANCING ACTIVITIES
Advances from (repaid to) related parties	-	21,917	(16,571)	(133,602)
Proceeds from issuance of capital stock	-	85,425	93,750	467,925

Cash provided by financing activities	-	107,342	77,179	334,323

CASH FLOWS FROM INVESTING ACTIVITIES
Oil and gas property recoveries	-	-	12,939	-
Oil and gas property expenditures	-	(12,414)	-	(62,632)

Cash provided by (used in) investing activities	-	(12,414)	12,939	(62,632)

Change in cash and cash equivalents during period	47,255	(14,465)	23,027	100,084

Cash and cash equivalents, beginning of period	165,318	63,294	189,546	74,543

Cash and cash equivalents, end of period	$ 212,573	$ 48,829	$ 212,573	$ 174,627

Supplemental disclosure with respect to cash flows (Note 5)

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2006

1.

BASIS OF PRESENTATION

The consolidated financial statements contained herein include the accounts of the Company and its wholly-owned subsidiary Portrush Petroleum (US) Corporation (collectively "the Company"). Significant inter-company transactions have been eliminated on consolidation.

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. Certain comparative figures have been reclassified to conform with the current year’s presentation. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted.  These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes for the year ended December 31, 2005. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2.

NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the laws of British Columbia and its principal business activity is the acquiring and developing of oil and gas properties. The Company has two properties located in the United States. It has a 22.5% working interest in a prospect located in Michigan, U.S.A. and a 10% working interest in certain oil and gas leases located in Texas, U.S.A.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation.  Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete public equity financing, or generate profitable operations in the future. These consolidated financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

	September 30, 2006	December 31, 2005

Working capital	$ 325,346	$ 157,501
Deficit	(12,284,817)	(12,018,022)

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2006

3.

OIL AND GAS PROPERTIES

The Company entered into agreements to acquire interests in various oil and gas properties as follows:

	September 30, 2006	December 31, 2005
Oil and gas properties:
U.S.A., proved	$ 2,708,708	$ 2,708,708
Canada, unproved	91,525	104,464

	2,800,233	2,813,172

Less: Accumulated depletion	(1,332,368)	(1,241,931)

	$ 1,467,865	$ 1,571,241

At September 30, 2006, the oil and gas properties include $91,525 (December 31, 2005 - $104,464) relating to unproved properties that have been excluded from the depletion calculation.

Ontario prospect, Canada

The Company entered into an agreement to acquire a 5% working interest in a prospect located in Ontario, Canada  in exchange for funding 50% of the project costs by paying US$120,000. The Company will receive a payout of all costs incurred plus a 5% working interest in the prospect.

Michigan and Wyoming, U.S.A.

The Company has a 22.5% working interest in a prospect located in Michigan, U.S.A. During the year ended December 31, 2003, the ceiling test calculation determined that the net book value of the Company’s assets in the U.S.A. exceeded net future cash flows from proven reserves and, accordingly, the Company recorded a ceiling test write-down of $319,950 included in accumulated depletion.

Texas, U.S.A.

The Company acquired a 10% working interest (7.5% net revenue interest) in certain oil and gas leases located in the Refugio and Goliad Counties, Texas, U.S.A. As consideration for its interest, the Company made staged payments totaling US$1,044,000.

The full cost ceiling test results as of December 31, 2005 resulted in no impairment of evaluated oil and gas properties. No ceiling test was performed at June 30, 2006. The future prices used in the December 31, 2005 ceiling test are as follows:

	Natural Gas (Cdn $/Mmbtu)	Oil (Cdn $/Bbl)

2006	$ 11.08	$ 71.08
2007	10.87	69.67
2008	10.65	68.28
2009	10.42	66.88
2010	10.23	65.59

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2006

4.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Capital Stock	Contributed Surplus

Authorized
100,000,000 common voting shares, no par value

Issued
Balance, December 31, 2005	43,433,792	$ 13,398,523	$ 337,747

Exercise of stock options	625,000	93,750	-
Stock-based compensation	-	-	237,514
Contributed surplus on exercise of stock options	-	51,594	(51,594)

Balance, September 30, 2006	44,058,792	$ 13,543,867	$ 523,667

During the nine month period ended September 30, 2006, the Company issued 625,000 common shares for gross proceeds of $93,750 pursuant to the exercise of stock options.

Stock options

The Company has a stock option plan whereby, from time to time, at the discretion of the Board of Directors, stock options are granted to directors, officers and certain consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option is based on the  market price of the Company’s common stock at the date of the grant less an applicable discount. The options can be granted for a maximum term of 5 years and vest at the discretion of the Board of Directors.

The following incentive stock options and share purchase warrants were outstanding at September 30, 2006:

	Number of Shares	Exercise Price	Expiry Date

Options	305,000	$ 0.15	April 27, 2007
	100,000	0.15	August 11, 2007
	600,000	0.15	September 1, 2007
	150,000	0.15	December 15, 2007
	300,000	0.18	June 7, 2008
	1,600,000	0.15	April 10, 2009
	300,000	0.15	April 25, 2009

Warrants	2,000,000	0.15	September 14, 2007

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2006

4.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock-based compensation

The Company granted 2,200,000 (2005 – Nil) stock options during the current period, resulting in stock-based compensation expense under the Black-Scholes pricing model of $237,514 (2005 - $Nil), with a corresponding credit to contributed surplus on the balance sheet.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options issued during the period:

	2006	2005

Risk-free interest rate	4.14% ~ 4.23%	-
Expected life of options	2~ 3 years	-
Annualized volatility	96.63% ~ 102.10%	-
Dividend rate	0.00%	-

5.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2006	2005

Cash paid during the period for interest	$ -	$ -

Cash paid during the period for income taxes	$ -	$ -

There were no significant non-cash transactions during the nine month periods ended September 30, 2006 and 2005.

6.

RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a)

Paid or accrued management fees of $60,667 (2005 - $54,000) to a director.

b)

Repayment of $Nil (2005 - $190,316) for advances to the Company from a director.

Amounts due to related parties are non-interest bearing, unsecured and have no specific terms of repayment.

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2006

7.

SEGMENT INFORMATION

All of the Company's operations are in the oil and gas industry and 100% of the revenues have been generated in the U.S.A.

The total amount of capital assets attributable to Canada is $91,525 (December 31, 2005 - $104,464) and the total amount of capital assets attributable to the U.S.A. is $1,376,340 (December 31, 2005 - $1,466,777).

8.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

9.

SUBSEQUENT EVENTS

Subsequent to September 30, 2006, the Company:

a)

Announced a share buy-back program with the Company deciding to purchase up to 2,200,000 (up to 5% of the Company’s issued share capital) of its common shares over the next 12 months through the facilities of the TSX Venture Exchange.

b)

Granted 175,000 stock options to certain consultants and employees exercisable at $0.15 until October 31, 2009.

PORTRUSH PETROLEUM CORPORATION

Form 52-109F2 – Certification of Interim Filings

I, Martin Cotter, President of Portrush Petroleum Corporation and performing similar functions to that of a Chief Executive Officer, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Portrush Petroleum Corporation (the “Issuer”) for the interim ending September 30, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings; and

4.

The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 24, 2006

“Martin Cotter”

Martin Cotter

President

PORTRUSH PETROLEUM CORPORATION

Form 52-109F2 – Certification of Interim Filings

I, Martin Cotter, President of Portrush Petroleum Corporation and performing similar functions to that of a Chief Financial Officer, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Portrush Petroleum Corporation (the “Issuer”) for the interim ending September 30, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings; and

4.

The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 24, 2006

“Martin Cotter”

Martin Cotter

President

Form 51-102F1

MANAGEMENT'S DISCUSSION & ANALYSIS

Portrush Petroleum Corporation

Interim MD&A

Description of Business and effective Date of this Report

Portrush Petroleum Corporation (“Company”) is a junior oil and natural gas exploration and production company. The Company is focused on its core properties: the Lenox project, located in the Michigan Basin of the state of Michigan, and the Mission River project, situated in Refugio and Goliad Counties, Gulf Coast, Texas. The Lenox project has two oil wells on production and the Mission River project has seven gas wells on production. Portrush is a reporting issuer publicly traded on the TSX Venture Exchange in Canada under the symbol PSH.

This discussion should be read in conjunction with the financial statements and related notes of the Company for the period ended September 30, 2006 (the "Financial Statements").  The information in this Management Discussion and Analysis (“MD&A”) contains forward-looking information or statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The information contained in this report is made as of November 24, 2006.

2006 Highlights

•

The Mission River field in Texas has eight wells on production and total production from the field for the month of August amounted to approximately 56 million cubic feet of gas and 1,960 barrels of oil.

•

The operator of the Mission River project has completed the two deep wells, the Scanio-Shelton #6, drilled to a depth of 10,300 feet was placed on production in March, 2006. The Scanio-Shelton #7 drilled to a depth of 8,700 feet and was placed on production in October, 2006.

•

Reported oil and gas revenues for the 3 month period ended September 30, 2006 was $205,098 compared to $173,355 for the same period in 2005, with a reported net loss of $0.01 per share for the period in 2006 compared to a net loss of $0.01 per share for fiscal 2005.

Properties of the Company

Mission River Project, Texas

In Texas, the Company has a joint venture with the McAlester Fuel Company of Houston, Texas to develop the Mission River Project, situated in Refugio and Goliad Counties, Gulf Coast, Texas. The Company owns a 10% working interest in the project.

The initial twelve (12) well program was designed to test bypassed oil and gas payzones in the traditional producing intervals from 5,000 to 6,400 feet; The first well was spudded on April 30th 2004 and seven additional wells have since been drilled and completed as gas wells. Eight wells are currently on production and the eighth, the Scanio-Shelton #7, a recently completed deep well commenced production in October, 2006. A gas pipeline runs through the property. Total production from the field for the month of August 2006 amounted to approximately 56 million cubic feet of gas and 1,960 barrels of oil.

Lenox Project, Michigan

In June 2000, the Company acquired a 25% interest in two Silurian-Ordovician prospects, and associated leased lands (approximately 2,560 acres) located in St. Clair County, Cottrellville Township and Macomb County, Lenox Township, Southeast Michigan.

The Company focused its efforts on the Lenox project in Macomb County, SE Michigan where the Company earned a 22.5% working interest. At present the Company has two oil wells on production and excess gas is being flared. Lenox provided a significant portion of the oil and gas revenue during 2005.

The Michigan Basin contains extensive belts of organic reefs composed of carbonate rocks (Limestone and Dolomite) formed under shallow seas in the Silurian period. These oil and gas filled reefs are the principal target for exploration companies in the basin.

Exploration Risks

Oil and gas exploration and development involves significant risks. Few wells which are drilled are developed into commercially producing fields. Substantial expenditures may be required to establish reserves and no assurance can be given that commercial quantities or further reserves will be discovered or, if found, will be present in sufficient quantities to enable the Company to recover the costs incurred.  The Company’s estimates of exploration and production costs can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, and unusual or unexpected formations, pressures and work interruptions. There can be no assurance that actual exploration cost will not exceed projected cost.

Selected Financial Information

	9 Months	9 Months
	Ended	Ended
	September 30,2006	September 30,2005

Total Revenues	$ 584,895	478,169
G&A expense[1]	546,507	256,227
Net Loss	266,795	118,208
Working Capital	325,346	136,036
Oil and Gas Properties	1,467,865	1,572,100
Total Assets	1,826,554	1,799,867
Basic and diluted income (loss) per share	(0.01)	(0.01)
Long-term liabilities	-	-
Cash dividends	-	-

1 G&A expense includes a non-cash charge for stock-based compensation of $237,514 (2005 - $2,876) pertaining to the grant of stock options.

The Company’s accounting policy is to record its resource properties at cost. Exploration and development expenditures relating to oil and gas properties are deferred until either the properties are brought into production, at which time they are amortized on a unit of production basis, or until the properties are sold or abandoned, at which time the deferred costs are written off.

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Results of Operations

During the nine month period ended September 30, 2006, the Company recorded gross revenue of $584,895 compared with $478,169 in 2005. Well operating expenses were $204,474 compared with $214,875 in the previous year and the Company recorded depletion expenses of $90,437 compared with $132,925 in the previous year.

General and administration expenses before non-cash expenses were $308,993 compared with $253,351 for the same period in 2005. The Company recorded a non-cash charge for stock-based compensation pertaining to the grant of stock options of $237,514. The Company expects general and administrative expenses to remain relatively constant as the Company expects its level of activity to remain the same for next quarter. The Company paid or accrued to the President of the Company management fees of US$6,000 per month.

Summary of Quarterly Results

		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

2004	Total Revenue	79,187	89,417	94,094	179,670
	Net Loss	(49,234)	(601,270) (1)	(249,247)	(133,431)
	Basic and diluted loss per share	(0.01)	(0.02)	(0.01)	(0.01)

2005	Total Revenue	157,958	146,856	173,355	115,429
	Net Loss	(2,425)	(113,576) (2)	(2,207) (3)	(42,040) (4)
	Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.01)

2006	Total Revenue	150,811	228,986	205,098
	Net Income (loss)	7,868	(234,176)(5)	(40,487)(6)
	Basic and diluted Income (loss) per share	0.01	(0.01)	(0.01)

(1)

During the quarter, the Company recorded stock based compensation expenses of $428,612.

(2)

During the quarter, the Company recorded stock based compensation expenses of $29,672

(3)         During the quarter, the Company recorded stock based compensation expenses of $2,876.

(4)

During the quarter, the Company recorded stock based compensation expenses of $42,645.

(5)

During the quarter, the Company recorded stock based compensation expenses of $204,400.

(6)

During the quarter, the Company recorded stock based compensation expenses of $33,114.

The Company has increased it revenues over the last two years from its various producing wells. Administrative costs have remained relatively consistent over the last two years when stock-based compensation, a non-cash expense, is excluded from administrative costs.

Liquidity

The Company does not presently have sufficient financial resources to undertake by itself the exploration and development of any additional projects. The payment of property payments and the development of the property interests will therefore depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means.  There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the Company or that will not cause significant dilution to shareholders.

Investor Relations

On September 1, 2005, the Company entered into an investor relations agreement with Agora Investor Relations Corp. to provide shareholder communications services for the Company. Agora is paid US$2,500 per month over a 12 month period and was granted stock options to purchase 200,000 common shares at $0.15 per share expiring September 1, 2007. In addition, on June 7, 2006, Allan McGirr joined the Company as an investor relations consultant. Mr. McGirr was granted stock options to purchase 300,000 common shares at $0.18 per share expiring June 7, 2008 and will be paid $2,500 per month on a month to month basis starting July 1, 2006.

The Company uses AGORA (http://www.agoracom.com) to provide a dynamic interactive investor relations service thru the use of its IR HUB website. The website provides effective communication between the Company, it's shareholders and the investment community through AGORA’s Internet based investor relations system. The Company’s IR HUB (http://www.agoracom.com/IR/Portrush) will allow both the Company and AGORA to communicate with all investors simultaneously, anytime and in real-time, while providing shareholders with equal access and complete transparency to all investor relations communications.

The Company will continue its corporate awareness program with the aim of enhancing the Company's visibility and foster a clear understanding of its performance and strategic direction.

Financing, Principal Purposes and Milestones

During the nine month period ended September 30, 2006, the Company raised $93,750 through the issuance of 625,000 common shares at $0.15 per share upon the exercise of previously issued stock options. These funds will be used for working capital.

Outstanding Share Data

There were 44,058,792 common shares of the Company outstanding as of September 30, 2006.

(See Note 4 of the financial statements for additional detail)

The following incentive stock options and share purchase warrants were outstanding at September 30, 2006:

	Number of Shares	Exercise Price	Expiry Date

Options
	305,000	$ 0.15	April 27, 2007
	100,000	0.15	August 11, 2007
	600,000	0.15	September 1, 2007
	150,000	0.15	December 15, 2007
	300,000	0.18	June 7, 2008
	1,600,000	0.15	April 10, 2009
	300,000	0.15	April 25, 2009

Warrants
	2,000,000	0.15	September 14, 2007

*During April, 2006 1,195,000 options expired unexercised, 100,000 options were exercised prior to expiry and 1,900,000 stock options exercisable at $0.15 were granted. During June, 2006 387,500 warrants expired unexercised.

Capital Resources

The Company has not entered into a property option agreement that requires the Company to meet certain yearly exploration expenditure requirements.

Off-Balance Arrangements

The Company has not entered into any off-balance sheet financing arrangements.

Transactions with Related Parties

The Company paid or accrued management fees of US$6,000 per month (2005 - CDN$6,000 per month) to a director, Martin Cotter for his services as the President of the Company. In April, 1,000,000 stock options previously granted to Mr. Cotter to purchase shares at $0.15 expired and were replaced by the grant to Mr. Cotter of 1,500,000 options at $0.15 expiring April 10, 2009. In June, a director exercised options to purchase 100,000 at $0.15 per share.

Amounts due to related parties are non-interest bearing, unsecured and have no specific terms of repayment. Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Changes in Accounting Policies

Site Restoration

The Company has adopted the recently issued CICA Handbook Section 3110 “Asset Retirement Obligations”.  This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for any changes resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time.

Subsequent Events

Subsequent to September 30, 2006, the Company:

•

announced a share buy-back program whereby the Company may purchase up to 2,200,000 (up to 5% of the Company’s issued share capital) of its common shares over the next 12 months through the facilities of the TSX Venture Exchange.

•

announced that the operator of the Mission River project, in which the Company holds a 10% working interest, has decided to proceed with a multi-well drilling program on the property.

•

granted stock options to certain employees and consultants to purchase 175,000 common shares at $0.15 per share expiring October 31, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portrush Petroleum Corporation -- SEC File No. 000-27768

(Registrant)

Date: December 12, 2006       By: /s/ Neal Iverson____________________________

                                      Neal Iverson, Director